2017 GOLDMAN SACHS US FINANCIAL SERVICES CONFERENCE

William H. Rogers Jr., Chairman & Chief Executive Officer

December 6, 2017



IMPORTANT CAUTIONARY STATEMENT

The following should be read in conjunction with the financial statements, notes and other information contained in the Company's 2016 Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K.

This presentation includes non-GAAP financial measures to describe SunTrust's performance. We reconcile those measures to GAAP measures within the presentation or in the appendix. In this presentation, we present net interest income and net interest margin on a fully taxable-equivalent ("FTE") basis, and ratios on an annualized basis. The FTE basis adjusts for the tax-favored status of income from certain loans and investments. We believe this measure to be the preferred industry measurement of net interest income and provides relevant comparison between taxable and non-taxable amounts. The Company also presents certain financial information on a tangible basis, including return on average tangible common equity and tangible efficiency ratio. Return on average tangible common equity excludes the after-tax impact of purchase accounting on intangible assets. The tangible efficiency ratio excludes the amortization related to intangible assets and certain tax credits.

This presentation contains forward-looking statements. Statements regarding future levels of earnings per share, the efficiency ratio, capital returns, investment banking market share, the number of full service branches, common equity tier 1 ratio, and technology enhancements are forward-looking statements. Also, any statement that does not describe historical or current facts is a forward-looking statement. These statements often include the words "believes," "expects," "anticipates," "estimates," "intends," "plans," "targets," "strategies," "goals," "initiatives," "opportunity," "potentially," "probably," "projects," "outlook," or similar expressions or future conditional verbs such as "may," "will," "should," "would," and "could." Such statements are based upon the current beliefs and expectations of management and on information currently available to management. They speak as of the date hereof, and we do not assume any obligation to update the statements made herein or to update the reasons why actual results could differ from those contained in such statements in light of new information or future events.

Forward-looking statements are subject to significant risks and uncertainties. Investors are cautioned against placing undue reliance on such statements. Actual results may differ materially from those set forth in the forward-looking statements. Factors that could cause actual results to differ materially from those described in the forward-looking statements can be found in Part I, Item 1A., "Risk Factors," in our Annual Report on Form 10-K for the year ended December 31, 2016 and in other periodic reports that we file with the SEC. Those factors include: current and future legislation and regulation could require us to change our business practices, reduce revenue, impose additional costs, or otherwise adversely affect business operations or competitiveness; we are subject to stringent capital adequacy and liquidity requirements and our failure to meet these would adversely affect our financial condition; the monetary and fiscal policies of the federal government and its agencies could have a material adverse effect on our earnings; our financial results have been, and may continue to be, materially affected by general economic conditions, and a deterioration of economic conditions or of the financial markets may materially adversely affect our lending and other businesses and our financial results and condition; changes in market interest rates or capital markets could adversely affect our revenue and expenses, the value of assets and obligations, and the availability and cost of capital and liquidity; our earnings may be affected by volatility in mortgage production and servicing revenues, and by changes in carrying values of our servicing assets and mortgages held for sale due to changes in interest rates; interest rates on our outstanding financial instruments might be subject to change based on regulatory developments, which could adversely affect our revenue, expenses, and the value of those financial instruments; disruptions in our ability to access global capital markets may adversely affect our capital resources and liquidity; we are subject to credit risk; we may have more credit risk and higher credit losses to the extent that our loans are concentrated by loan type, industry segment, borrower type, or location of the borrower or collateral; we rely on the mortgage secondary market and GSEs for some of our liquidity; loss of customer deposits could increase our funding costs; any reduction in our credit rating could increase the cost of our funding from the capital markets; we are subject to litigation, and our expenses related to this litigation may adversely affect our results; we may incur fines, penalties and other negative consequences from regulatory violations, possibly even inadvertent or unintentional violations; we are subject to certain risks related to originating and selling mortgages, and may be required to repurchase mortgage loans or indemnify mortgage loan purchasers as a result of breaches of representations and warranties, or borrower fraud, and this could harm our liquidity, results of operations, and financial condition; we face risks as a servicer of loans; we are subject to risks related to delays in the foreclosure process; consumers and small businesses may decide not to use banks to complete their financial transactions, which could affect net income; we have businesses other than banking which subject us to a variety of risks; negative public opinion could damage our reputation and adversely impact business and revenues; we may face more intense scrutiny of our sales, training, and incentive compensation practices; we rely on other companies to provide key components of our business infrastructure; competition in the financial services industry is intense and we could lose business or suffer margin declines as a result; we continually encounter technological change and must effectively develop and implement new technology; maintaining or increasing market share depends on market acceptance and regulatory approval of new products and services; we have in the past and may in the future pursue acquisitions, which could affect costs and from which we may not be able to realize anticipated benefits; we depend on the expertise of key personnel, and if these individuals leave or change their roles without effective replacements, operations may suffer; we may not be able to hire or retain additional qualified personnel and recruiting and compensation costs may increase as a result of turnover, both of which may increase costs and reduce profitability and may adversely impact our ability to implement our business strategies; our framework for managing risks may not be effective in mitigating risk and loss to us; our controls and procedures may not prevent or detect all errors or acts of fraud; we are at risk of increased losses from fraud; our operational systems and infrastructure may fail or may be the subject of a breach or cyber-attack that could adversely affect our business; a disruption, breach, or failure in the operational systems and infrastructure of our third party vendors and other service providers, including as a result of cyber-attacks, the soundness of other financial institutions could adversely affect us; we depend on the accuracy and completeness of information about clients and counterparties; our accounting policies and processes are critical to how we report our financial condition and results of operation, and they require management to make estimates about matters that are uncertain; depressed market values for our stock and adverse economic conditions sustained over a period of time may require us to write down some portion of our goodwill; our financial instruments measured at fair value expose us to certain market risks; our stock price can be volatile; we might not pay dividends on our stock; our ability to receive dividends from our subsidiaries or other investments could affect our liquidity and ability to pay dividends; and certain banking laws and certain provisions of our articles of incorporation may have an anti-takeover effect.

SUNTRUST



SUNTRUST OVERVIEW

SunTrust is a leading financial institution focused on meeting clients' needs and improving their financial well-being. Our Company is differentiated by:

Culture
Leading the onUp movement – an extension of our purpose of *Lighting the Way to Financial Well-Being*

Size
Large enough to compete with the largest banks while still being able to serve our clients as "One Team"

Diversity
Strong regional bank with key national businesses, full product capabilities, and a diverse revenue mix

Market Position
Leading market shares in high growth markets (Southeast & Mid-Atlantic); supplemented by growing presence nationally

Key Statistics (Rank)[1,2]

$208bn (11th)	$144bn (9th)	$163bn (10th)
Assets	Loans	Deposits
16%	2.6%	11.8%
EPS Growth[3]	Dividend Yield[4]	LTM ROTCE[5]

See appendix slide #27 for footnotes

STRONG DEPOSIT FRANCHISE

Strong Deposit Market Share

Deposit Market Share in Each Bank's Top 10 MSAs[1]



BAC	WFC	USB	STI	HBAN	FITB	RF	BBT	PNC	CFG	MTB	KEY
19%	16%	14%	14%	10%	7%	6%	6%	5%	4%	4%	3%

Improved Execution

% of Branches with YoY Deposit Growth[2]

SunTrust ranked #3 out of 25 (behind JPM & BAC)

	2013	2014	2015	2016	2017
STI	23%	51%	68%	73%	86%
Top 25 Bank Median	62%	61%	69%	71%	73%

■ STI ■ Top 25 Bank Median

See appendix slide #27 for footnotes

GEOGRAPHIC PRESENCE

SunTrust has a well-diversified mix of regionally focused businesses (Southeast & Mid-Atlantic) and more nationally oriented businesses


Boston
New York
Chicago
Cleveland
Baltimore
Washington, DC
Cincinnati
Richmond
San Francisco
Kansas City
Nashville
Raleigh-Durham
Charlotte
Los Angeles
Memphis
San Diego
Atlanta
Dallas
Orlando
Houston
Tampa
Ft. Lauderdale
Miami

Primarily Regional Businesses
- Consumer Banking
- Commercial and Business Banking
- Consumer Lending (Home Equity, Credit Card)
- Private Wealth Management
- Retail Mortgage

National Businesses
- Corporate & Investment Banking
- Commercial Real Estate & Pillar Financial
- Consumer Lending (Auto, LightStream, Third Party Relationships)
- Specialty Private Wealth Management
- Correspondent Mortgage

#1 Projected population growth relative to peers[1]

10 Of the top 25 fastest job growth MSAs[2]

9 Of the top 25 busiest ports[3]

See appendix slide #27 for footnotes

Note: Map is not representative of all SunTrust locations. Regional locations (Southeast and Mid-Atlantic) are generally cities with a significant retail and commercial presence. Cities outside of Southeast and Mid-Atlantic generally contain Wholesale Banking offices

SunTrust

INVESTMENT THESIS

2017 will mark the 6th consecutive year of improvement across key metrics



1

Strong & Diverse Franchise Investing in Growth

(Earnings per share[1])



2011	2012	2013	2014	2015	2016	2017F
$0.94	$2.19	$2.74	$3.23	$3.58	$3.60	



2

Improving Efficiency & Returns

(Adjusted tangible efficiency ratio[2])



2011	2012	2013	2014	2015	2016	2017F
71.5%	66.9%	65.3%	63.3%	62.6%	62.0%	



3

Strong Capital Position Supports Growth

(Dividends & share buybacks as a % of net income)



2011	2012	2013	2014	2015	2016	2017F
8%	11%	26%	48%	62%	73%	

6 Year Total Shareholder Return: 289% (3rd highest among peers[3])

1. 2012 and 2013 values represent adjusted earnings per share. GAAP earnings per share for 2012 and 2013 were $3.59 and $2.41, respectively. Please refer to appendix slide #26 for GAAP reconciliations
2. 2011, 2012, 2013, and 2014 values represent the adjusted tangible efficiency ratio. Adjusted figures are intended to provide management and investors information on trends that are more comparable across periods and potentially more comparable across institutions. GAAP efficiency ratios were 73.0%, 60.0%, 72.3%, 67.9%, 64.2% and 63.6% for 2011, 2012, 2013, 2014, 2015, and 2016 respectively. Please refer to appendix slide #25 for GAAP reconciliations
3. Source: Bloomberg. Reflects 12/31/2011 – 12/1/2017. Peers include BAC, BBT, CFG, FITB, HBAN, KEY, MTB, PNC, RF, USB, WFC. Dividends assumed to be reinvested in same security

SunTrust

1

STRONG & DIVERSE FRANCHISE
Investing in Growth



WHOLESALE BANKING: COMPETITIVE ADVANTAGE

	Universal Banks	Regional Banks	Boutique Firms	
Full Product Capabilities	✔	✖	✖	✔
Industry Vertical Expertise	✔	✖	✔	✔
Middle-Market Focus	✖	✔	✔	✔
OneTeam Approach	✖	✔	✔	✔
Balance Sheet	✔	✔	✖	✔

Achieving National Recognition

✓ Named the 2017 USA Outstanding M&A Middle Markets Investment Bank of the Year by *Atlas Awards*

✓ Named the 2016 U.S. Mid-Market Equity House by *International Financing Review (IFR)*

INVESTMENT BANKING: SUSTAINABLE GROWTH

Proven Success with Future Growth Potential



~2-3% Current market share[1]

~5% Long-term potential

The Path to ~5% Market Share: Build on Existing Momentum



Recent Improvement[2]

Future Potential

12%

Grow Left Lead Relationships

SunTrust serves as the left lead bank for <15% of clients; significant opportunity remains

48%

Grow M&A and Equity

Continue to realize returns on investments and improve strategic relevance with clients

30%

Increase Average Fee / Transaction

By-product of growth in lead relationships and advisory businesses

12%

Grow Revenue From Non-CIB Clients

Continue to bring industry and product expertise to non-CIB clients (see slide 10 for details)

1. Refers to market share across all products (debt capital markets, M&A, and equity capital markets) within the middle-market and mid-corporate space. Leverages data from Dealogic. Combination of a client population of STRH clients as well as any completed transactions where Dealogic has deemed STRH has had a role
2. Growth in left lead relationships refers to CAGR since beginning of 2016. Growth in M&A / equity, average fee / transaction, and revenue from non-CIB clients represents change of YTD 16 vs. YTD 17

SunTrust

EXPORTING CIB'S COMPETITIVE ADVANTAGE TO COMMERCIAL BANKING

Overview

- Traditional Commercial Banking client: <$150MM in annual revenue
  - → SunTrust has ~44k Commercial Banking clients
  - → Primarily within traditional Southeast / Mid-Atlantic markets
- Our strategy: bring the skills, discipline, and client coverage model from CIB (including product and industry expertise) to Commercial Banking clients
  - → The vast majority of market presidents now have a background in investment banking (most previously worked at STRH)
  - → Created targeted industry verticals (ex: aging services, ports & logistics, restaurants & retail, etc)
- Differentiated business model affords us the ability to serve clients outside of traditional retail banking footprint
  - → Recently expanded into Ohio and Texas

Competitive Position



Client Size
$10B
$1B
$150MM
$25MM
Bulge-Bracket Banks
SunTrust Robinson Humphrey
Regional Banks
Community Banks
SunTrust Commercial Banking
Capture underserved market by bringing advisory solutions to smaller clients
Client Needs
Deposits / Treasury Mgmt.
Loans
Risk Mgmt Solutions
Capital Raising
Alt. Liquidity Solutions
Strategic Solutions
Advisory Solutions

Proven Success



X
5x
8x
Average Revenue Per Commercial Banking Client
Average Revenue Per Client with Industry Coverage
Average Revenue Per Client with Corporate Finance & Industry Coverage

SunTrust

CONSUMER: MEETING EVOLVING CLIENT NEEDS

Our mobile-centric approach allows us to focus on simplifying the client experience, meet clients where they want to do business, and reduce our cost to serve

Mobile-Centric Strategy



- Branch
- ATM
- Teller Connect
- Call Center
- Chat, Email, Text
- Online Banking

My Accounts
Transfers
Pay a SunTrust Account
Bill Pay
Deposit a Check
Account Services
Alerts
Open a New Account
Locations
Help
Settings
Sign Off

1 Investments In A Superior Mobile App



Mobile App Average Rating
(4.3 stars vs. peer median of 3.3 stars[1])

2 To Meet Evolving Client Needs



34%	24%	20%
Digitally Assisted Sales	Mobile Deposits	Mobile Sign Ons

3 And Optimize Our Branch Network



1,659
Full Service Branches
26%
~1,225
2011
2018F

1. Source: iOS and Android app store. Represents the average between iOS and Android ratings

SunTrust

SPOTLIGHT ON LIGHTSTREAM

A DIVISION OF SUNTRUST BANK

Recognized as one of the Best Personal Loan Companies of 2017 by *U.S. News & World Report*

Scalable & efficient online lending platform which provides for a superior client experience and enhances the Company's return profile

Diverse, Growing Portfolio



$3.8B
$2.7B
38%
Average Balance
3Q 16
3Q 17
11%
13%
34%
19%
24%

	Avg. FICO	Avg. Yield
Unsecured Auto	796	2.64%
Home Improvement	772	6.98%
Debt Consolidation	755	9.37%
Secured Auto	744	3.65%
Marine, RV, Other	776	6.86%

Good Risk-Adjusted Returns

5.51% Average Portfolio Yield[1]	**0.58%** LTM NCO	**770+** Average FICO[2]	**1.5-2 years** Average Duration	**Scalable & Efficient Platform**

See appendix slide #27 for footnotes

SUNTRUST

2

IMPROVING EFFICIENCY & RETURNS



SAVINGS FUND INVESTMENTS

Organizational Efficiency

- Streamline operations (in connection with investments in core systems which digitize end-to-end processes and enhance teammate effectiveness)
- Optimize staffing models (e.g. spans and layers)
- Tailor benefits and incentive plans

Technology Enhancements

- Increase automation and self-service channels
- Continue transition to the cloud
- Continue to upgrade and digitize core systems (teller platform, payments hub, collections, etc.)
- Leverage new loan origination platforms in Wholesale and Consumer which improve loan cycle times and automate certain capabilities

Procurement

- Consolidate vendors
- Improve contract negotiations
- Optimize in-house services and capabilities

Real Estate

- Pursue further branch reductions
- Consolidate non-branch real estate (e.g. mortgage offices reduced from 10 to 5)

Cost Saving Initiatives

Fund Investments in Growth & Technology

Client-Friendly Technology

- Make ongoing enhancements to mobile app
- Create enterprise client portal (see slide 16)
- Improve treasury & payments platform (underway)
- Digitize mortgage application (2018)
- Increase digital, self-serve channels (80-90% of solutions will be available via digital platforms by 2019)

Wholesale Revenue Growth

- Expand industry and product expertise in CIB and Commercial Banking
- Attract, develop, and retain top talent (improves strategic relevance with clients)
- Continue expansion of Commercial Banking
- Enhance CRE capabilities (including integration of Pillar/Cohen)

Consumer Revenue Growth

- Expand digital lending platform (LightStream and additional third party partnerships), including further marketing spend
- Grow wealth management by retaining top talent and acquiring new teams (in new and existing markets)

SunTrust

SPOTLIGHT ON TECHNOLOGY

Primary Objectives

1 Provide a consistent, superior client experience by creating an integrated ecosystem which meets clients where they are <u>and</u> brings SunTrust into their experiences

2 Enhance the efficiency and effectiveness of the Company

Recent Progress	Future Enhancements	Impact
 Upgraded mobile app & digital foundation (improved user interface + capabilities) <hr> Introduced digital conversation guide into branches	 Create an enterprise client portal (see slide 16) <hr> Enhance mobile and payment capabilities	✓ Serves as a client's dingle source for financial confidence ✓ Provides a more integrated, tailored banking experience for clients ✓ Connects with clients beyond traditional banking channels ✓ Increases agility to meet evolving client preferences
 Built private cloud and began expanding to hybrid public & private cloud	 Enhance flexibility and integration through API's	
 Established a data lake foundation	 Advance data lake capabilities to enhance client analytics	✓ Enhances ability to meet client needs ✓ Improves data aggregation capabilities for regulatory reporting
 Upgraded loan origination platforms within Wholesale & Mortgage	 Leverage LightStream platform to enhance digital lending & fraud detection <hr> Digitize front-end of mortgage application	✓ Streamlines end-to-end origination ✓ Improves fraud protections ✓ Improves loan cycle times
 Introduced robotic capabilities (10+ bots in use, 150+ bots in the pipeline)	 Deploy intelligent processes and bots using process automation, data, and AI	✓ Optimizes human capital ✓ Reduces opportunity for error ✓ Better client experience

SPOTLIGHT ON TECHNOLOGY
Enterprise Client Portal



Client Value

- **Holistic, Tailored User Experience** provides for a consolidated relationship view that makes SunTrust's online / mobile platform each client's financial home

- **Integrated Planning Tools** enables financial confidence

- **Ease of Use** from intuitive design and fast and simple integration using API's and cloud ready technology

- **Accessibility** responsive design with consistent experience on any screen

Business Value

- **Connects with Clients** outside of traditional banking channels (branch, ATM, call center)

- **Flexibility** segment specific functionality (e.g. advisor info, entitlements) and differentiated visual treatment

- **Efficiency** reusable components with less duplication of key functionality (e.g. money movement)

- **Speed to Market** scalable portal infrastructure / modular framework with built-in integrations

SUNTRUST

IMPROVING EFFICIENCY



Key Takeaways

- We will achieve our targets

- Fostering a culture of continuous improvement is as important as these goals

- Efficiencies generate capacity to invest in growth and do more for our clients

	2011	2012	2013	2014	2015	2016	2017 TER Target	2019 TER Target
Adjusted Tangible Efficiency Ratio[1]	71.5%	66.9%	65.3%	63.3%	62.6%	62.0%	61%-62%	<60%

1. GAAP efficiency ratios were 73.0%, 60.0%, 72.3%, 67.9%, 64.2% and 63.6% for 2011, 2012, 2013, 2014, 2015, and 2016 respectively.   Please refer to appendix slide #25 for GAAP reconciliations

SunTrust

3

STRONG CAPITAL POSITION SUPPORTS GROWTH



STRONG CAPITAL POSITION

Strong Capital Position & Good CCAR Performance		Provides Capacity to Repatriate Capital and Deliver Above-Average Returns	
Common Equity Tier 1	**Stressed Capital Erosion[1]**	**Total Payout Ratio[2]**	**Dividend Yield[3]**



Common Equity Tier 1:
- Basel III CET1: 9.6%
- Target Level: ~8-9%



Stressed Capital Erosion[1]:
- SunTrust: 2.1% (#2 of 12)
- Peer Median: 2.6%



Total Payout Ratio[2]:
- SunTrust: 103% (#4 of 12)
- Peer Median: 92%



Dividend Yield[3]:
- SunTrust: 2.6% (#4 of 12)
- Peer Median: 2.2%

See appendix slide #27 for footnotes



RECAP: WHY INVEST IN SUNTRUST?

1 **Strong & Diverse Franchise; Investing in Growth**

On track for 6th consecutive year of EPS growth

2 **Improving Efficiency & Returns**

On track for 6th consecutive year of improvements in efficiency

3 **Strong Capital Position**

On track for 6th consecutive year of increased capital returns
Attractive dividend yield

SUNTRUST

APPENDIX



OPTIMIZING THE BALANCE SHEET TO ENHANCE RETURNS

Grow Consumer Lending[1]



Outstanding ($B)
% of Total Loans
$16.1
12%
$22.0
15%
4Q 14
3Q 17

Maintain Diversity[1]



Commercial & Industrial 47%
Residential Mortgage (Non-Guaranteed) 19%
Consumer Lending 15%
Home Equity 8%
CRE & Construction 7%
Guaranteed 5%

Enhance Returns (NIM-FTE)[2]



STI
Peer Median
2.91%
2.95%
3.15%
3.03%
2015
3Q 17

Good leverage to rising rates:

- Moderately asset sensitive balance sheet with conservative deposit beta assumptions
- Fixed-rate consumer loan portfolio has low duration
- Balance sheet optimization (consumer lending growth) helps NIM in various rate environments

See appendix slide #27 for footnotes

SunTrust

CONSISTENTLY STRONG CCAR PERFORMANCE

CCAR Average Loss Rate (2014-2017)



2014: 4.6%
2015: 4.5%
2016: 4.5%
2017: 4.5%

STI 4.53% | HBAN 4.63% | BBT 4.78% | PNC 4.88% | CFG 5.13% | BAC 5.23% | KEY 5.28% | MTB 5.43% | FITB 5.63% | WFC 5.75% | RF 6.50% | USB 6.70%

4 Year Standard Deviation of CCAR Average Loss Rate (2014-2017)



STI 0.05% | FITB 0.13% | MTB 0.26% | HBAN 0.31% | BBT 0.36% | USB 0.36% | KEY 0.42% | PNC 0.46% | RF 0.46% | CFG 0.47% | BAC 0.57% | WFC 0.77%

CCAR results continue to validate our consistent, disciplined underwriting & portfolio diversity

SUNTRUST

STRONG CREDIT QUALITY

3Q 17 Nonperforming Loan Ratio[1]



3Q 17 Net Charge-Off Ratio[2]



1. Represents nonaccrual loans divided by total loans (excluding loans held for sale). Source: SNL Financial as of September 30, 2017
2. Source: SNL Financial as of September 30, 2017

SunTrust

RECONCILIATION: ADJUSTED EFFICIENCY RATIO (FTE) & ADJUSTED TANGIBLE EFFICIENCY RATIO (FTE)

	2011	2012	2013	2014	2015	2016
Reported (GAAP) Basis						
Net Interest Income	5,065	5,102	4,853	4,840	4,764	5,221
Noninterest Income	3,421	5,373	3,214	3,323	3,268	3,383
Revenue	8,486	10,475	8,067	8,163	8,032	8,604
Noninterest Expense[1]	6,194	6,284	5,831	5,543	5,160	5,468
Efficiency Ratio	73.0%	60.0%	72.3%	67.9%	64.2%	63.6%
Reconciliation:						
Net Interest Income	5,065	5,102	4,853	4,840	4,764	5,221
FTE Adjustment	114	123	127	142	142	138
Net Interest Income-FTE	5,179	5,225	4,980	4,982	4,906	5,359
Noninterest Income	3,421	5,373	3,214	3,323	3,268	3,383
Revenue-FTE	8,600	10,598	8,194	8,305	8,174	8,742
Efficiency Ratio-FTE	72.0%	59.3%	71.2%	66.7%	63.1%	62.6%
Adjustment Items (Noninterest Income):						
3Q-4Q 12 student / Ginnie Mae loan sale (losses)		(92)				
Securities gain related to the sale of Coca Cola stock		1,938				
Pre-tax mortgage repurchase provision related to loans sold to GSEs prior to 2009		(371)				
GSE mortgage repurchase settlements			(63)			
RidgeWorth sale				105		
Adjusted Noninterest Income	3,421	3,898	3,277	3,218	3,268	3,383
Adjusted Revenue-FTE[2]	8,600	9,123	8,257	8,200	8,174	8,742
Noninterest Expense[1]	6,194	6,284	5,831	5,543	5,160	5,468
Adjustment Items (Noninterest Expense):						
Legacy affordable housing impairment		96				
Charitable contribution of KO shares		38				
Impact of certain legacy mortgage legal matters			323	324		
Mortgage servicing advances allowance increase				96		
Adjusted Noninterest Expense[2]	6,194	6,150	5,412	5,219	5,160	5,468
Amortization Expense	43	46	23	25	40	49
Adjusted Tangible Expenses[2]	6,151	6,104	5,389	5,194	5,120	5,419
Adjusted Efficiency Ratio-FTE[3]	72.0%	67.4%	65.6%	63.7%	63.1%	62.6%
Adjusted Tangible Efficiency Ratio-FTE[3]	71.5%	66.9%	65.3%	63.3%	62.6%	62.0%

1. In accordance with updated GAAP, amortization of affordable housing investments of $40 million, $39 million, and $49 million were reclassified and are now presented in provision for income taxes for 2011, 2012, and 2013, respectively. Previously, the amortization was presented in other noninterest expense
2. Adjusted revenue and expenses are provided as they remove certain items that are material and potentially non-recurring. Adjusted figures are intended to provide management and investors information on trends that are more comparable across periods and potentially more comparable across institutions
3. Represents adjusted noninterest expense / adjusted revenue – FTE. Adjusted tangible efficiency ratio excludes amortization expense, the impact of which is (0.50%), (0.50%), (0.28%), (0.30%), (0.49%), and (0.56%) for 2011, 2012, 2013, 2014, 2015, and 2016, respectively

Note: 2011, 2012, 2013, and 2014 values represent the adjusted efficiency ratio and adjusted tangible efficiency ratio, 2015 and 2016 represent reported efficiency ratio and reported tangible efficiency ratio

SunTrust

RECONCILIATION OF EARNINGS PER SHARE

($ in millions, except per share amounts)	2012	2013
Net income available to common shareholders	$1,931	$1,297
Significant items impacting the year:		
Operating losses related to recognition of certain mortgage-related legal matters	-	323
Mortgage repurchase provision related to repurchase settlements	-	63
Provision for unrecoverable servicing advances	-	96
Securities gains related to sale of Coke stock	(1,938)	-
Mortgage repurchase provision	371	-
Charitable expense related to the Coke stock contribution	38	-
Provision for credit losses related to NPL sales	172	-
Losses on sale of guaranteed loans	92	-
Valuation losses related to planned sale of Affordable Housing investments	96	-
Tax (benefit)/expense related to above items	416	(190)
Net tax benefit related to subsidiary reorganization and other	-	(113)
Net income available to common shareholders, excluding significant items impacting the year	$1,178	$1,476
Net income per average common share, diluted	$3.59	$2.41
Net income per average common share, diluted, excluding significant items impacting the year	$2.19	$2.74

SunTrust



FOOTNOTES

Slide #3:
1. Assets, loans, and deposits as of September 30, 2017
2. Rank is amongst U.S. bank holding companies and excludes non-traditional banks. Asset and loan rankings are sourced via bank holding company regulatory filings (Y-9C) and are as of September 30, 2017. Deposit rankings are sourced via FDIC deposit market share data, and are as of June 30, 2017, pro-forma for completed and pending mergers and acquisitions
3. Represents percent growth from 3Q 16 to 3Q 17
4. As of November 30, 2017
5. Return on average common shareholders' equity was 8.5% for the 12 months ended September 30, 2017. The effect of excluding intangible assets, excluding MSRs, was 3.3%

Slide #4:
1. Source: SNL Financial, as of June 30, 2017, based on top 10 MSAs (by deposits) for each institution, pro-forma for completed and pending mergers and acquisitions. Numerator is company's total deposits in its top 10 MSAs and denominator is total deposits in those 10 MSAs
2. Source: SNL Financial, as of June 30, 2017

Slide #5:
1. Source: SNL Financial. Represents projected population change from 2018-2023. Weighted average by deposits in MSAs and counties not in an MSA
2. Source: Bureau of Labor Statistics. Represents job growth from September 2014 to September 2017
3. Source: Bureau of Transportation Statistics. Represents water ports with the most containerized cargo tonnage

Slide #12:
1. For the three months ended September 30, 2017. Rates range from 2.49% to 17.49% depending on loan purpose, amount, term and credit profile
2. Represents FICO at the time of origination

Slide #19:
1. Represents the difference between the starting and minimum Basel III Common Equity Tier 1 Ratios resulting from the Federal Reserve's 2017 CCAR severely adverse scenario. Following the release of 2017 DFAST Results, SunTrust investigated the driver of $1.1B in 'other losses' projected by the FRB. This loss resulted from a conservative interpretation of regulatory reporting requirements, which has since been adjusted. Going forward this loss is expected to be ~$0.1B. Therefore, $1.0 billion of losses are excluded from the capital erosion in the 2017 DFAST results, which reduces stressed capital erosion to 2.1% from 2.5%
2. Payout Ratio = (Common Stock Dividends and Share Repurchases) / Net Income Available to Common Shareholders. Source: *Barclays Research CCAR 2017 Review: $132bn of Capital to Be Returned Over Next 4 Quarters*
3. As of November 30, 2017

Slide #22:
1. Data as of September 30, 2017. Consumer Lending includes consumer direct loans (other than student guaranteed), consumer indirect loans and consumer credit cards. Guaranteed includes guaranteed student loans and guaranteed residential mortgages. Construction includes both commercial and residential construction. Note: totals may not foot due to rounding
2. Source: SNL Financial

All Slides:
Note: 'LTM' refers to the 12 months ended September 30, 2017. YTD refers to the 9 months ended September 30. Peer group includes BAC, BBT, CFG, FITB, HBAN, KEY, MTB, PNC, RF, USB, WFC

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